Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-225551
333-225551-01

PROSPECTUS ADDENDUM (to Prospectus Supplements dated as of various dates, and Prospectus dated October 31, 2018)

UBS AG

UBS SWITZERLAND AG

Exchange Traded Access Securities (ETRACS) Series A Linked to CMCI Indices

This prospectus addendum relates to various series of outstanding Exchange Traded Access Securities previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series A” and are linked to various UBS Bloomberg Constant Maturity Commodity Indices (such securities, the “CMCI ETRACS” and such indices, the “CMCI Indices”). This prospectus addendum and the applicable prospectus supplement, dated as of various dates, will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued CMCI ETRACS. When UBS AG initially registered your series of CMCI ETRACS, UBS AG prepared a prospectus supplement (as amended or supplemented from time to time), each referred to as the “original prospectus supplement”, relating to your series of CMCI ETRACS. The applicable original prospectus supplement relating to each series of CMCI ETRACS was attached to a “base” prospectus, which has been replaced from time to time, most recently by a “base” prospectus dated December 27, 2017.

UBS AG has now prepared a new “base” prospectus dated October 31, 2018. This new base prospectus replaces the base prospectus dated December 27, 2017.

In addition, effective August 1, 2015, Bloomberg Finance L.P. (“Bloomberg”) is the sole index administrator of the CMCI Indices underlying the CMCI ETRACS and Bloomberg will appoint the chairperson of the CMCI Governance Committee, which makes all decisions concerning the composition and methodology of the CMCI Indices, beginning with the December 2015 committee meeting. As of August 1, 2015, Bloomberg also assumed sole responsibility for calculating, administering and publishing the underlying CMCI Indices and UBS AG has no further administrative responsibilities with respect to the underlying CMCI Indices. UBS AG will, however, retain ownership of the CMCI Indices.

Because the terms of your CMCI ETRACS otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement, as applicable. As a result, you should read the original prospectus supplement for your CMCI ETRACS and the new base prospectus dated October 31, 2018. When you read these documents, please note that all references in the original prospectus supplements to the base prospectus dated as of a date prior to October 31, 2018, or to any sections of the prior base prospectus, should refer instead to the new base prospectus dated October 31, 2018, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to October 31, 2018, you should use the following website link to access the new base prospectus dated October 31, 2018: http://www.sec.gov/Archives/edgar/data/1114446/000119312518314023/d612032d424b3.htm .

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to October 31, 2018 that is provided in the original prospectus supplement for your securities. A table of contents for the new base prospectus is provided in the new base prospectus.

Finally, please disregard any references in the original prospectus supplements to UBS AG’s role in administering or co-administering the CMCI Indices, including as calculation agent. As noted above, effective August 1, 2015, Bloomberg has assumed sole responsibility for all aspects of calculating, administering and publishing the CMCI Indices.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from the protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measure implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplements, and the new base prospectus, in connection with offers and sales of the CMCI ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement for your CMCI ETRACS and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated October 31, 2018